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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ONHEALTH NETWORK COMPANY
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   68272W 10 7
                                 (CUSIP Number)

       Wayne William Mills                      William M. Mower, Esq.
    The Colonnade, Suite 290              Maslon Edelman Borman & Brand, LLP
     5500 Wayzata Boulevard                       3300 Norwest Center
 Golden Valley, Minnesota 55416              Minneapolis, Minnesota 55402
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No. 68272W 10 7                                       Page 2  of 5 Pages
---------------------                                       ------------------
1     Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

      WAYNE WILLIAM MILLS                          TAMARA KOTTOM-MILLS
        S.S. No.  ###-##-####                        S.S. No. ###-##-####
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2     Check The Appropriate Box if a Member Of a Group*                (a) [X]
                                                                       (b) [ ]
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                   [ ]
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6     Citizenship or Place of Organization

      USA
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                      7        Sole Voting Power

                               0
                      --------------------------------------------------------

     Number of        8        Shared Voting Power
      Shares
   beneficially                863,750
      owned           --------------------------------------------------------
      by each         9        Sole Dispositive Power
     reporting
    Person with:               0
                      --------------------------------------------------------
                      10       Shared Dispositive Power

                               863,750
                      --------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      863,750 shares
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12    Check Box if the Aggregate amount in Row (11) Excludes Certain
      Shares*                                                              [ ]
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13    Percent of Class Represented by Amount in Row (11)

      8.0%
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14    Type of Reporting Person*

      IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 ("Amendment No. 3") dated October 8, 1998 to the Statement on Schedule 13D dated October 4, 1996, as previously amended by Amendment No. 1 dated January 21, 1997 and by Amendment No. 2 dated September 17, 1997 (as amended, the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock") of OnHealth Network Company, a Washington corporation (the "Issuer"), and is being filed by Wayne William Mills and Tamara Kottom-Mills pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 808 Howell Street, Suite 400, Seattle, Washington 98101.

         The Issuer was formerly known as IVI Publishing, Inc., a Minnesota corporation ("IVI"). On June 16, 1998, IVI was reincorporated in Washington as OnHealth Network Company pursuant to a merger of IVI with a wholly-owned Washington subsidiary corporation of IVI.

         Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the purchases identified in response to
Item 5(c) (net of proceeds of sales identified in response to Item 5(c)) was $1,286,250. All such purchases were paid for with personal funds. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons together beneficially own 863,750 shares of the outstanding Common Stock of the Issuer, of which 613,750 are in the name of Wayne Mills and 250,000 are in the name of Tamara Mils. The total of 863,750 shares represents approximately 8.0% of the outstanding Common Stock (based upon 10,810,631 shares outstanding on August 10, 1998, as reported in the Issuer's most recent filing with the Securities and Exchange Commission).

         (b) The Reporting Persons share voting and dispositive power with respect to a total of 863,750 shares.

         (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Persons within the preceding 60 days:


      Reporting              Type of                                 Number              Price per
        Person             Transaction        Trade Date            of Shares              Share
----------------------  ----------------- -------------------  -------------------  -------------------
     Tamara Mills              Buy              8/12/98               100,000             $6.19
     Tamara Mills              Buy              8/14/98                25,000              6.13
     Tamara Mills              Buy              8/17/98                25,000              6.38
     Wayne Mills               Sell             8/19/98                10,000              6.44
     Wayne Mills               Sell             8/20/98                10,000              6.50
     Tamara Mills              Sell             8/25/98                10,000              6.00
     Wayne Mills               Buy              8/26/98                20,000              5.19


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

      Reporting              Type of                                 Number              Price per
        Person             Transaction        Trade Date            of Shares              Share
----------------------  ----------------- -------------------  -------------------  -------------------
     Tamara Mills              Buy              8/26/98                10,000              5.25
     Wayne Mills               Buy              8/28/98                15,000              4.88
     Wayne Mills               Sell             8/31/98                 5,000              4.88
     Wayne Mills               Buy              9/15/98                15,000              3.94
     Tamara Mills              Sell             9/18/98                25,000              4.32
     Tamara Mills              Buy              9/23/98                25,000              4.00
     Wayne Mills               Buy              9/24/98                25,000              4.06
     Tamara Mills              Buy              9/25/98                 5,000              3.93
     Tamara Mills              Sell             9/28/98                 5,000              4.13
     Wayne Mills               Buy              10/1/98                50,000              3.75

         (d)  Not applicable.

         (e) Not applicable. The Reporting Persons still beneficially own more than five percent of the Issuer's outstanding Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement between the Reporting Persons relating to the filing of joint acquisition statements pursuant to Rule 13d-1(f).


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1998



                                 By   /s/ Wayne William Mills
                                   ---------------------------------
                                     Wayne William Mills


                                 By   /s/ Tamara Kottom-Mills
                                   ---------------------------------
                                     Tamara Kottom-Mills




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